January 26, 2015
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Karl Hiller, Branch Chief

Re:    TETRA Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
File No. 001-13455

Dear Mr. Hiller:

We have received your letter of December 23, 2014 (the “Comment Letter”) addressed to me, Chief Financial Officer of TETRA Technologies, Inc. (the “Company”), pursuant to which you provided comments from the staff (the ”Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on March 3, 2014 (the “Form 10-K”). Set forth in the attached memorandum are the responses of the Company to the Comment Letter with respect to the above referenced filing. For your convenience, the comments provided by the Staff have been included before each response, in italicized text, in the order presented in the Comment Letter. We respectfully request that the Company be permitted to incorporate the suggested modifications reflected in the attached memorandum as part of future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please call Bass Wallace at (281) 364-2241 or Bill McDonald at Andrews Kurth LLP at (713) 220-4813. We would appreciate the opportunity to confer with the Staff before its response and/or the issuance of any additional comments.

Yours very truly,
/s/Elijio V. Serrano_______________________
Elijio V. Serrano
Senior Vice President and
Chief Financial Officer

Cc:    Bass C. Wallace, Jr., General Counsel TETRA Technologies, Inc.
Sandra Oliver, Ernst & Young LLP
Bill McDonald, Andrews Kurth LLP

MEMORANDUM

TETRA TECHNOLOGIES, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Management’s Discussion and Analysis, page 29

Results of Operations, page 35

1.
We note your disclosures beginning on page F-23, indicating that you have material differences between taxable income reported for domestic and foreign jurisdictions. Please expand your disclosures in MD&A to clarify the reasons for these differences and to address the extent to which the underlying factors and the domestic and foreign historical results are indicative of your expectations for future periods. For each of the foreign jurisdictions where you conduct business and have material pre-tax earnings, please disclose the statutory and effective tax rates and any anticipated changes.

Response:

On page F-24, Note F provides the breakdown of domestic vs. international US GAAP income (loss) before taxes and discontinued operations for each of the years ended December 31, 2013, 2012, and 2011. The differences between the pre-tax book earnings reported for domestic and foreign jurisdictions are primarily due to the pre-tax losses generated by our Maritech segment, the operations of which are solely in the U.S. As disclosed in our Form 10-K for the year ended December 31, 2013 (the 2013 Form 10-K), Maritech sold substantially all of its oil and gas producing property during 2011 and 2012, thus essentially removing us from the oil and gas exploration and production business. Further, during 2011 and 2012, substantially all of Maritech’s oil and gas acquisition, development, and exploitation activities ceased and the remaining oil and gas reserves and production are negligible. During 2013 and 2012, Maritech’s operations consisted primarily of the well abandonment and decommissioning of its remaining offshore oil and gas platforms and facilities. The additional costs charged to earnings in connection with this work significantly contributed to the creation of domestic pre-tax losses in that year. Maritech’s remaining well abandonment and decommissioning work continued in 2014 and is expected to be materially complete by the end of 2016. The losses generated by Maritech following the completion of this work are expected to be immaterial. Excluding the impact of Maritech, historically the domestic operations of our remaining segments have produced pre-tax earnings, and we believe those historical results are better indicators of future pre-tax earnings rather than losses.

No single non-U.S. jurisdiction has a material impact on our consolidated effective tax rate, which decreased in 2013 primarily due to a decrease in consolidated earnings. To the extent applicable, we will expand the disclosures in MD&A in future filings to 1) explain any material differences between domestic and international GAAP income (loss) before taxes and discontinued operations; 2) disclose any instances in which any non-U.S. jurisdiction has a material impact on our consolidated pre-tax earnings or on our consolidated effective tax rate; and 3) disclose any material year-over-year changes (or anticipated future changes) in our consolidated effective tax rate. These disclosures will include the jurisdiction(s) involved and our belief as to the primary cause(s) of the impact to our effective tax rate.

2.
We note your disclosures on page F-12, regarding your policy for goodwill and other intangible assets, indicating that you determined that it was not “more likely than not” that the fair values of any reporting units were less than their carrying values at yearend. Please expand your disclosures in MD&A to (i) identify each reporting unit with a fair value not substantially in excess of its carry value; (ii) indicate the percentage by which fair value exceeds the carrying value as of the most recent evaluation; (iii) quantify the amount of goodwill associated with the unit; and (iv) describe the assumptions that drive the estimated fair values. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for further guidance.

Response:

As of December 31, 2013, there were no indicators that the fair value of any of our reporting units were not substantially in excess of their carrying value. In instances in which it is “more likely than not” that the fair value of a reporting unit is less than its carrying value, and a quantitative measurement of the reporting unit’s fair value is calculated, this fair value measurement would be compared to the carrying value of such reporting unit. When fair value is substantially in excess of carrying value (e.g. is 25% or more above), no disclosure is made. However, when fair value is not substantially in excess of carrying value, historically we have disclosed the percentage above carrying value as part of our MD&A disclosures, along with disclosure of the key assumptions and factors affecting the estimation of fair value.

For example, in our Form 10-Q for the quarters ended June 30, 2014 and September 30, 2014, we disclosed that the estimated fair values for certain reporting units were not significantly in excess of their carrying value and we disclosed the percentage amount of that excess. We also disclosed the factors and uncertainties affecting the estimated fair values of these reporting units, as well as the amount of goodwill of each reporting unit and the potential risk of an impairment of such goodwill in future periods. In future filings, we will continue to 1) identify any reporting unit with a fair value not substantially in excess of its carrying value; 2) indicate the percentage by which the fair value exceeds the carrying value; 3) disclose the amount of goodwill for each reporting unit; and 4) describe the assumptions used to determine estimated fair value.

Financial Statements

Note I-Decommissioning and Other Asset Retirement Obligations, page F-29

3.
We note that for each of the years presented and in prior years, you made significant revisions in estimated cash flows related to your asset retirement obligations. Please tell us the assumptions used to estimate the expected cash flows required to settle the asset retirement obligations at each balance sheet date, including probabilities, amounts, settlement dates and legal requirements, and explain your rationale for any material changes in these assumptions. In addition, please address the following points.

•
Tell us how the activities associated with each year-end estimate compare, and for any activities underlying your more recent estimates that were contemplated in prior estimates, describe the activities and explain the reasons.

•	Quantify the amount of revisions that relate to work completed.

•
Provide any further details necessary to understand the reasons for material revisions in the estimated cash flows underlying your asset retirement obligations for each of the last five years, and the timing of these revisions.

•	Provide an estimate of the reasonably possible additional costs to settle retirement obligations, or a range of such costs incremental to the amounts accrued.

Response:

Asset retirement obligations are recorded in accordance with FASB ASC 410, whereby the estimated fair value of a liability for asset retirement obligations is recorded in the period in which it is incurred and in which a reasonable estimate can be made. Such estimates are based on relevant assumptions that we believe are reasonable. A significant amount of our asset retirement obligations consists of the estimated future costs of abandoning and decommissioning the remaining non-producing offshore oil and gas properties owned by our Maritech subsidiary, which are located in the Gulf of Mexico. The cost estimates for Maritech asset retirement obligations are considered reasonable estimates consistent with market conditions at the time they are made, and we believe reflect the amount of work legally obligated to be performed in accordance with Bureau of Safety and Environmental Enforcement (BSEE) standards, as revised from time to time. Specific steps performed in establishing, and revising, asset retirement obligations for Maritech offshore oil and gas properties included:

1)
The Company engaged third-party engineers and its Offshore Services engineers to provide the necessary expertise. In addition, work experience on similar properties and fields were considered in the estimation process. All pertinent data that can be reasonably obtained is used to determine the estimates.

2)
Remaining properties to be decommissioned at each balance sheet date included hurricane-downed properties and abandoned wells evidencing pressure in the formation (often through leaking gas), both types of which required non-routine and higher cost procedures to be performed.

3)
Work procedures were prepared for plugging and abandoning the remaining wells, decommissioning the platforms and pipelines, and performing the site clearance and debris removal. These procedures were based on information obtained from reviewing available drawings and other historical documentation of the structures, and various well metrics. Additional information was obtained from diving surveys of the structures, engineering surveys, and other information gained in performing work on certain structures.

4)
The physical characteristics of each structure determined the type of equipment anticipated to be required to perform the work, the number of days estimated to complete the work, and other associated equipment and services necessary for the work. Other characteristics including water depths, space available on structures to place the necessary equipment and perform the required services, the condition of the wells (which may be bent over and lying on the seafloor if damaged), down hole conditions such as casing pressure, cemented casing, debris lost in the hole, and other items that impact the estimated length of time and equipment required on the project.

5)	The estimated cost of the identified equipment and services were obtained from service-providers under bids/quotes, which are normally provided on a day rate basis, with equipment and vessel mobilization and demobilization charges, and are impacted by the expected time of the year the work was to be performed.

6)
Major steps in the work procedures were identified for risk, and evaluated in terms of the possible likelihood of additional days required to complete the steps. A reasonable estimate of the expected cash flows was determined in light of these risk scenarios for each property based on previous experience.

7)
Regulatory requirements were considered for cost decisions and for the timing of the work, which result from the unique procedures mandated for each property, and the timing of permits to remove pipelines and other structures. Settlement dates did not significantly affect the amount of the estimates, due to the fact that the remaining properties are non-producing and the dates are primarily within a one to two-year time span.

The amount of work performed or estimated to be performed on a Maritech property asset retirement obligation may often exceed amounts previously estimated for numerous reasons. Property conditions encountered, including subsea, geological, or downhole conditions, may be different from those anticipated at the time of estimation due to the age of the property and the quality of information available about the particular property conditions. Maritech’s remaining oil and gas properties and production platforms were drilled and constructed by other operators many years ago, and frequently there is not a great deal of detailed documentation on which to base the estimated asset retirement obligation for these properties. Appropriate underwater surveys are performed to determine the condition of such properties as part of our due diligence in estimating the costs, but not all conditions have been able to be determined prior to the commencement of the actual work.

Several Maritech properties have been damaged by hurricanes in the past, leaving their production platforms leaning or toppled on the seabed and production tubing from the wells (which may be under high pressure) bent under the water. While the basic procedures involved in the plugging and abandonment of wells and decommissioning of platforms and pipelines is generally similar for these properties, the cost of performing work at these damaged locations is particularly difficult to estimate due to the unique conditions encountered, including the uncertainty regarding the extent of physical damage to many of the structures. During the performance of asset retirement activities, unforeseen weather or other conditions may extend the duration and increase the cost of the projects, which are normally not done on a fixed price basis, thereby resulting in costs in excess of the original estimate.

In addition, Maritech has encountered situations where previously plugged and abandoned wells on its properties have later exhibited a build-up of pressure, which is evidenced by gas bubbles coming from the plugged well head. We refer to this situation as “wells under pressure” and this can either be discovered when performing additional work at the property or by notification from a third party. Wells under pressure require Maritech to return to the site to perform additional plug and abandonment procedures that were not originally anticipated and included in the estimate of the asset retirement obligation for such property. Remediation work at previously abandoned well sites is particularly costly, due to the lack of a platform from which to base these activities. Maritech is the last operator of record for its plugged wells, and bears the risk of additional future work required as a result of wells becoming pressurized in the future.

Each of these factors has contributed to significant revisions in the estimated cost to perform asset retirement obligations on Maritech properties.

•
Tell us how the activities associated with each year-end estimate compare, and for any activities underlying your more recent estimates that were not contemplated in prior estimates, describe the activities and explain the reasons.

•
Provide any further details necessary to understand the reasons for material revisions in the estimated cash flows underlying your asset retirement obligations for each of the last five years, and the timing of these revisions.

The following is a combined response to first and third bullets in Comment 3.

At the end of 2012, remaining properties to be decommissioned and abandoned totaled 44 platforms, 24 pipelines, and 162 wells, and at the end of 2013 the remaining properties totaled 36 platforms, 15 pipelines, and 86 wells. The activities associated with each year-end estimate, as well as the process of abandoning and decommissioning these properties at each balance sheet date are similar and included the removal of hurricane-downed properties, remediation intervention on wells under pressure, and other abandonment efforts. However, as indicated above and as further explained below, each property presents certain unique conditions that must be addressed. While a majority of the properties to be abandoned and decommissioned may not present any unique conditions, the properties that do present these unique and unanticipated conditions are primarily responsible for the historical revisions in our asset retirement obligations.

The following table sets forth the amount of our revisions in the estimated cash flows underlying our asset retirement obligations, breaking down such revisions into four major categories. We include additional details regarding these revisions below.

Revisions to Asset Retirement Obligations:	Years Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Wells under pressure	$40.2	$13.9	$27.8	$0.2	$—
Hurricane-downed properties	6.5	5.8	14.4	32.5	17.5
Other related to grouted legs, sub-sea skirts, weather and other cost increases	28.3	21.3	37.2	27.6	29.6
Idle Iron Act in 2010			—	71.6	—
Total Revisions	$75.0	$41.0	$79.4	$131.9	$47.1

As indicated above, in 2011 Maritech encountered wells under pressure at two of its previously-abandoned properties. We also became aware of six other abandoned properties with wells under pressure in 2012 and 2013. Each of these abandoned wells had formation pressure issues develop over time and became known to us months, and in many cases, years after they were originally abandoned. These wells were originally plugged and abandoned in accordance with the applicable BSEE regulations which describe the mandatory steps to properly plug the wells. Due to this fact, we believe the likelihood of experiencing this issue is considered remote, as evidenced by the hundreds of wells that we have abandoned over the past four years that have not exhibited pressure. Wells under pressure require additional work to be performed on them and, in most cases, this work required well intervention with a drilling rig to drill out the existing cast iron plugs and concrete in the well bores that had failed. This process of drilling out old plugs and replacing with a new cast iron plug is not routine, and in most cases requires several attempts to find the exact area to set the plug. On some well interventions we have experienced up to four “reworks” before successfully re-plugging the wells.

Asset retirement obligations relating to hurricane-downed properties during each of the past five years primarily relate to damages suffered from Hurricane Ike in 2008 and Hurricanes Katrina and Rita in 2005. Commencing in 2009, we revised estimates for additional abandonment and decommissioning costs from damages related to hurricane-downed properties, as Hurricane Ike had toppled three platforms in the previous year. Our previous estimates for other hurricane-downed properties were revised when we became aware of the need for additional work, or changes in the original work assumptions, upon performing some of the initial decommissioning and abandoning work. In some instances, this initial work revealed that a larger heavy lift barge and related equipment was required to lift structures off the sea floor, thereby significantly increasing the estimated costs. In addition, during the fourth quarter of 2012, BSEE revised the procedures related to backfilling the excavations performed during the process of obtaining access to the buried wellbore structures which added additional cost to the procedures. Included in the estimates for the hurricane damaged platforms at East Cameron 328 block was the assumption, based on original surveys performed, that the jacket could be cut from the deck and removed with one lift by a crane barge. When the work was actually performed later in 2013, it was discovered that the condition of the jacket was not as good as originally expected and the lack of integrity resulted in having to perform multiple lifts to remove the structure, resulting in higher costs, and a revision to the estimated asset retirement obligation for this property.

In 2009, 2012 and 2013, we encountered platforms at three properties that contained well structures grouted (cemented) into the legs. This condition, where cement is set within the legs of the platform, was not known at the time of the original estimate and required extensive time to decommission. At another property, sub-surface skirting material was encountered which required more equipment and vessel time. The skirting is located below the sea floor and was not detected until the work was commenced. Neither of these conditions were known, or documented in the drawings and data in our possession. Other conditions we have encountered during the past five years include cement templates surrounding the structure on the sea floor and large debris fields on some of the older properties that required clearing. These properties were originally constructed many years ago and have changed ownership multiple times, resulting in incomplete data in some cases. In addition to the foregoing, during the past five years we have encountered unforeseen weather conditions above our expectations when the work was performed. Under these circumstances, it is typically more efficient to continue the abandonment and decommissioning work rather than postponing the work, even though the final cost exceeds the original estimate. When this occurs, we have revised our asset retirement obligations for the affected property.

In 2010, newly enacted “Idle Iron” regulations (NTL 2010-G05) required us to, among other things, accelerate the timing of the abandonment and decommissioning for certain properties. It was also expected that the cost of equipment and vessels to do that work would significantly increase due to the higher overall demand for decommissioning services as a result of these regulations. In response to these regulations, in 2010 we had a significant increase in our estimated asset retirement obligations.

We make revisions to our asset retirement obligations whenever conditions or factors have changed. It is important to note that when work is initially commenced on a property, we may discover certain conditions that were not considered in our original estimate and this will result in a revision to the asset retirement obligation for the property. We do not always assume that a condition encountered at one property will necessarily be applicable to any other property since each property is unique. As a result, a similar revision may not be made to a subsequent property.

•	Quantify the amount of revisions that relate to work completed.

During 2012 and 2013 we charged $15.6 million and $27.7 million, respectively, to pretax earnings as a result of additional costs of completing the work on certain properties. These additional costs were not anticipated and were incurred for many of the reasons set forth above.

•	Provide an estimate of the reasonably possible additional costs to settle retirement obligations, or a range of such costs incremental to the amounts accrued.

As of December 31, 2013, Maritech’s estimate of its remaining asset retirement obligations reflects the amount of work required based on latest estimates, following the steps and procedures described above. While each of the known risks detailed above were considered as of the December 31, 2013 estimate, based on the expertise and knowledge of our third party engineers and Offshore Services personnel, there were no quantifiable additional cost exposures that rose to the level of being reasonably possible and would be required to be disclosed. Subsequent adjustments to the December 31, 2013 estimates were not identified until March 2014. With regard to quantifiable cost exposures where the probability is remote, we disclosed in our risk factors, pages 17 and 19 of the 2013 Form 10-K, certain operating risks regarding the uncertainty involved in estimating future abandonment and decommissioning liabilities, and financial risks associated with the continuing exposure on abandonment liabilities for properties that we have sold. In future filings, if a range of quantifiable additional costs is considered reasonably possible of being incurred in future periods, this range of additional costs will be disclosed.